Item 1
ICICI Limited

Interim audited results of ICICI Limited for the nine months ended December 31,
1999 as per Indian GAAP                                       (Rs. in millions)

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No.  Particulars                                  9 months     9 months       Quarter       Quarter        Year
                                                   Ended         Ended         Ended         Ended         ended
                                                 31-Dec-99     31-Dec-98     31-Dec-99     31-Dec-98     31-Mar-99
                                                               (Note 1)                    (Note 1)
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
(1) Net Operating Income:
     (i)  Income from Operations                    59,809.3      52,600.3      20,428.2      17,991.7      72,336.9
     (ii) Profit on Sale of Investments              1,804.6         375.0         852.3           5.9         444.2
                                                ---------------------------------------------------------------------
                                                    61,613.9      52,975.3      21,280.5      17,997.6      72,781.1
                                                ---------------------------------------------------------------------
     Less:
     (i)  Interest and other Operating              44,789.8      38,581.5      15,261.2      13,416.4      52,832.8
           Expenses
    (ii) Depreciation on assets given on  lease      2,801.6       2,697.5       1,185.6         895.9       3,548.3

   (iii) Bad and Doubtful Debts                      2,923.7       1,733.6       1,258.7         645.7       2,321.1

    (iv) General Provision against                     320.6         676.6          87.6         234.8       1,314.4
         Sub-standard assets
                                                ---------------------------------------------------------------------
                                                    50,835.7      43,689.2      17,793.1      15,192.8      60,016.6
                                                ---------------------------------------------------------------------
                                                ---------------------------------------------------------------------
                                                    10,778.2       9,286.1       3,487.4       2,804.8      12,764.5
                                                ---------------------------------------------------------------------
(2) Other Income                                       356.6         202.2         246.1          55.3         450.9
(3) Expenditure:
     (i) Depreciation (other than on assets
           given on lease) (Note 4)                    214.3         163.7          75.4          58.6         276.2
     (ii) Other Expenses                             1,924.5       1,393.1         649.0         457.4       1,980.8
(4) Provision against Standard Assets                      -             -             -             -       1,100.0
       Provision against Bad & Doubtful Debts              -             -             -             -         397.8
       & Other Assets
                                                           -             -             -             -       1,497.8
    Less:
       Appropriated from Capital Reserve                   -             -             -             -         290.0
       Special Reserve created under Section
       36(1)(viii) of the Income-tax Act, 1961             -             -             -             -       1,207.8
                                                ---------------------------------------------------------------------
                                                           -             -             -             -       1,497.8
                                                ---------------------------------------------------------------------
(5)  Profit before Taxation                          8,996.0       7,931.5       3,009.1       2,344.1       10,958.4
(6)  Provision for Taxation                            885.0         725.0         295.0         210.0          950.0
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(7)  Profit after Taxation                           8,111.0       7,206.5       2,714.1        2134.1       10,008.4
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(8)  Adjustments relating to change in
       Accounting policies for corresponding
       Previous periods (Note 5)                                      76.2                        26.8         129.8
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(9)  Adjusted Profit after Taxation                  8,111.0       7,282.7       2,714.1       2,160.9      10,138.2
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(10) Profit after Taxation reported earlier                                                                 10,008.4
(11) Adjustments relating to earlier                                                                           558.6
     Years/change in Accounting policies
(12) Taxation of earlier years                                                                                 271.9
(13) Balance brought from previous year                                                                        531.5
                                                ---------------------------------------------------------------------
(14) Disposable Profit                                                                                      11,370.4
                                                ---------------------------------------------------------------------
(15) Appropriation of Profit and Reserves
       (a) Capital Reserve                                                                                     444.3
       (b) Capital Redemption Reserve                                                                          160.0
       (c) Special Reserve in terms of Section
            36(1)(viii) of the Income-tax Act, 1961                                                          3,400.0
       (d) Deferred Tax Credit Reserve                                                                         800.0
       (e) General Reserve                                                                                   2,250.0
       (f)  Dividend
            - Equity Shares                                                                                  2,931.0
            - Preference Shares                                                                                703.2
              (includes Corporate Dividend Tax
              Rs. 354.3 million for FY 98-99)
(16) Balance Carried to Balance Sheet                                                                          681.9
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                                                                                                            11,370.4
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                                                  9 months          9 months       Quarter       Quarter       Year
                                                   Ended              Ended         ended         Ended       ended
                                                 31-Dec-99          31-Dec-98     31-Dec-99     31-Dec-98   31-Mar-99
                                                                    (Note 1)                    (Note 1)
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(17) Dividend (in Rs.)
      (a) per ordinary share;                              -             -             -             -           5.5
                                                ---------------------------------------------------------------------
      (b) per right share, if any                          -             -             -             -             -
                                                ---------------------------------------------------------------------
      (c) per bonus share, if any                          -             -             -             -             -
                                                ---------------------------------------------------------------------
      (d) per share arising out on conversion
           of debentures into ordinary share;              -             -             -             -             -
                                                ---------------------------------------------------------------------
      (e) per preference share $                          -             -             -             -              -
                                                ---------------------------------------------------------------------
(18) Share Capital
       (a) Paid-up equity capital                     7,682.8       4,800.3       7,682.8       4,800.3      4,800.9
                                                ---------------------------------------------------------------------
       (b) Paid-up Preference Shares                 13,076.6      12,302.9      13,076.6      12,302.9     13,826.6
                                                ---------------------------------------------------------------------
(19) Reserve except Revaluation Reserve @            72,480.0      47,476.5      72,480.0      47,476.5      46,550.9
                                                ---------------------------------------------------------------------


$        Dividend at the rate of Rs. 100 per share on Preference shares of Rs.
         1 crore each and at rates ranging between Rs. 0.925 to Rs. 1.325 per share on various series of preference shares of Rs. 10 each. The total dividend paid for the above state periods in mentioned under para 15 of this report
@        No Revaluation Reserve created

Notes
1. Including Anagram Finance Limited (AFL). These results comprise of the reported profit of the company Rs. 7264.6 million and Rs. 2084.7 million for the period ended December 31, 1998 and quarter ended December 31, 1998 respectively and loss of AFL of Rs. 58.1 million and a profit of Rs. 49.4 million for each of the above periods which have not been adjusted for alignment of accounting policies of AFL with the company.

2. Considering the potential problems which may arise on account of Year 2000 rollover on the computer accounting systems of the company, the accounts for the period ended December 31, 1999 are prepared considering transactions upto December 22, 1999.

3. Provision against Standard assets of Rs. 50 million for the period ended December 31, 1999 has been charged to Revenue Account. Such provision has been appropriated out of Special Reserve for the year ended March 31, 1999.

4. (a) The company has changed the method of providing for depreciation on fixed assets other than assets given on lease from written down value method to straight line method at the rates prescribed in
         Schedule XIV of the Companies Act, 1956. Consequently, for the period ended December 31, 1999 depreciation is lower and profit after tax is higher by Rs. 186.4 million. Accumulated depreciation provided in earlier years Rs. 395.3 million has been written-back. Accordingly, surplus carried to Balance Sheet is higher by Rs. 581.7 million.

         (b) The company has capitalized software expenses as against the earlier policy of treating it as a deferred revenue expenditure and amortizing it over the period(s) during which the benefits are expected to arise. Consequently amount written-off in the earlier years Rs. 19.5 million (net of income-tax Rs. 1.9 million) has been written-back. As a result of this change, profit after tax for the period is higher by Rs. 32.3 million and surplus carried to the Balance Sheet is higher by Rs. 51.8 million.

5. Adjustments as required by SEBI guidelines to recast the results of the corresponding previous periods as per the present accounting policies as stated in Note 4 above.

6. The company has achieved a smooth transition into Year 2000 and its systems are Y2K compliant.

7. The above results were taken on record by the Board of Directors of the Company at its meeting held on January 28, 2000.


January 28, 2000

END